Exhibit 99.1

NEWS RELEASE

UROPLASTY, INC. REPORTS SECOND QUARTER FINANCIAL RESULTS
ENDING SEPTEMBER 30, 2003

Wednesday, November 12, 2003

MINNEAPOLIS, MN — Uroplasty, Inc. (OTC: UPST — news) reports its worldwide financial results for the second quarter ended September 30, 2003 with total net sales of all products at $1,175,073, representing a 9% decrease when compared to net sales of $1,288,875 for the second quarter ended September 30, 2002. During the six months ended September 30, 2003, net sales of all products were $2,534,662, representing a 2% decrease when compared to net sales of $2,597,974 during the six months ended September 30, 2002. The Macroplastique® product line accounts for approximately 84% of total net sales during the periods presented. The sales decrease is the result of a decrease in unit sales, offset by favorable fluctuations in foreign currency exchange rates between the U.S. Dollar (the functional reporting currency) and the Euro and the British Pound (currencies of the Company’s subsidiaries). Excluding the fluctuations in foreign currency exchange rates, the sales decrease is approximately 18% for the three months ended September 30, 2003 and approximately 16% for the six months then ended. Management believes the decrease in sales is related to increased competition and healthcare reform in many European countries with procedures being limited or rationed to decrease overall costs to the health system. Gross profit was $900,887 and $933,586 for the quarters ended September 30, 2003 and 2002, respectively, or 77% and 72% of net sales. Gross profit was $1,854,889 and $1,822,971 for the six months ended September 30, 2003 and 2002, respectively, or 73% and 70% of net sales. Gross profit in any one period is highly variable depending on unit sales and utilization of manufacturing capacity. The second quarter had a net loss of $(393,720) compared to net loss of $(116,547) for the same period last year. The six months period had a net loss of $(843,839) compared to net income of $333,238 for the same period last year. The reduced profitability in the current-year three and six months ended September 30, 2003 was largely due to a prior-year $407,333 gain from currency exchange rates and increased operating expenses in the current year.

Research and development expenses decreased $61,600, or 13%, from $481,790 during the second quarter of fiscal 2003 to $420,190 during the second quarter of fiscal 2004 and decreased 14% from $1,001,208 during the six months ended September 30, 2002 to $858,763 during the six months ended September 30, 2003. The decrease in R&D expense resulted from a decrease in clinical costs due to the completion of the patient enrollment and treatment phases in the Company’s ongoing multi-center IDE clinical trial for female stress urinary incontinence. General and administrative expenses increased from $299,661 during the second quarter of fiscal 2003 to $456,769 during the second quarter of fiscal 2004 and increased from $572,128 during the six months ended September 30, 2002 to $922,045 during the six months ended September 30, 2003. Increased costs for European pension plans, consulting, legal, and shareholders expenses, combined with general price increases and fluctuations in foreign currency exchange rates, caused the increase in G&A expenses. Selling and marketing costs increased 32% from $259,664 during the second quarter of fiscal 2003 to $342,394 during the second quarter of fiscal 2004 and increased 49% from $513,827 during the six months ended September 30, 2002 to $764,804 during the six months ended September 30, 2003. Increased costs resulted from additional staff, increased travel, additional trade-shows, conventions and congresses, and marketing materials, all reflecting a more aggressive sales strategy. Additional contributors include general price increases, and fluctuations in foreign currency exchange rates.

CEO Dan Holman states, “Each quarter now is a major step for Uroplasty as we approach nearer to the regulatory approval to market Macroplastique® in the U.S. as a solution to female urinary incontinence. Both the patient enrollment and treatment phases of the FDA IDE study are complete and now we continue with the final patient follow-up stage.”

Holman also states, “Our European sales provide us revenue to fund, to a large extent, our U.S. trials, and in Europe to fund research and market a multiplicity of applications of Macroplastique. The European, Canadian, and Australian launch of PTP implants, a soft tissue-bulking agent for the minimally invasive outpatient treatment of fecal incontinence, is just an example of this multiplicity of applications outside of Macroplastique’s urological indications. This underlines the fact that Macroplastique is a ‘platform technology’ capable of supporting and growing Uroplasty into a major force in the incontinence and related markets.

“As Uroplasty comes closer to the conclusion of its U.S. clinical study and a measurably intensified, substantially broadened worldwide marketing campaign for Macroplastique, we are concurrently magnifying our efforts to communicate our story to the investment community. This is being accomplished in partnership with CCRI Financial Group, a well known investor relations firm with a national presence. Building shareholder value has, from the beginning, been a continuing commitment for Uroplasty management.”

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Uroplasty is a medical device company that develops, manufactures and markets a family of injectable implant products used for soft-tissue augmentation for specific indications in urology, urogynecology, colon and rectal, otolaryngology and plastic surgery markets. The Company’s products offer physicians and their patients a minimally invasive treatment option for urinary incontinence, vesicoureteral reflux, fecal incontinence, vocal cord rehabilitation and dermal augmentation. Uroplasty’s products are CE marked for these indications and sold in markets outside the United States.

Summary of Operations:

	Three Months Ended		Six Months Ended

	9/30/03	9/30/02	9/30/03	9/30/02

Net sales	$1,175,073	1,288,875	2,534,662	2,597,974
Operating loss	(318,466)	(107,529)	(690,723)	(264,192)
Net income (loss)	$(393,720)	(116,547)	(843,839)	333,238
Basic income (loss) per common share	$(0.09)	(0.03)	(0.19)	0.11
Diluted income (loss) per common share	$(0.09)	(0.03)	(0.19)	0.11
Weighted average common shares outstanding
Basic	4,487,222	3,893,506	4,485,606	3,109,992
Diluted	4,487,222	3,893,506	4,485,606	3,123,517

Selected Consolidated Balance Sheet Data

	September 30, 2003	March 31, 2003

Assets
Current assets	$4,609,458	4,988,843
Property, plant, and equipment, net	874,017	833,234
Intangible assets, net of accumulated amortization	51,854	48,214

Total assets	$5,535,329	5,870,291

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$329,527	199,673
Income tax payable	154,198	—
Accrued liabilities	237,008	349,937
Current maturities — long-term debt	40,092	37,502

Total current liabilities	760,825	587,112
Long-term debt — less current maturities	474,713	462,787

Total liabilities	1,235,538	1,049,899
Shareholders’ equity	4,299,791	4,820,392

Total liabilities and shareholders’ equity	$5,535,329	5,870,291

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, including our internal projections of anticipated fiscal 2004 operating results, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which indicate future events and trends identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing of our products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients, our reliance on a single product for most of our current sales; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of our current human clinical trial; our continued losses and the possible need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price.

Uroplasty, Inc. stock is traded on the OTC Bulletin Board system under the symbol “UPST.OB.”

FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact Mr. Holman.

UROPLASTY, INC.
Daniel G. Holman, President / CEO
2718 Summer Street NE, Minneapolis, MN 55413-2820
Tel: 612-378-1180
Fax: 612-378-2027
E-mail: danielh@uroplasty.com